Attorneys at Law
                                              3737 Glenwood Avenue, Suite 400
KILPATRICK STOCKTON LLP                        Raleigh, North Carolina  27612
                                                      Telephone: 919.420.1700
                                                      Facsimile: 919.420.1800
                                                   Web site: www.kilstock.com

April 19, 2000                                                 GREG R. VETTER
                                                 E-mail: gvetter@kilstock.com

                                                    Direct Dial: 919.420.1833

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington,  D.C. 20549

Attention:  Ms. Kim M. Mazur

         Re:      High Speed Net Solutions, Inc.
                  Registration Statement on Form 10
                  Filed on February 22, 2000,
                  Amendment No. 1 filed on March 14, 2000
                  File No. 0-29625



Dear Ms. Mazur:

         On behalf of High Speed Net Solutions, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form 10 be withdrawn. The Form 10 was filed with the Commission on February 22, 2000. In accordance with
Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Form 10 would automatically become effective on April 22, 2000, unless withdrawn. As there are outstanding comments from the Staff that have not yet been cleared, the Company hereby withdraws the Form 10.

         The Staff is invited to contact the undersigned at (919) 420-1833 with any questions it may have.

                                                       Sincerely,

                                                        /s/ Greg R. Vetter

                                                       Greg R. Vetter

GRV:mh

cc:  James F. Verdonik, Kilpatrick Stockton, LLP
     Andrew F. Fox, High Speed Net Solutions, Inc.
     Alan Kleinmaier, High Speed Net Solutions, Inc.